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KryptPass - Decentralized, self-custody pass...
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KryptPass
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0.00% of $750,000.00 USD maximum goal

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113 days

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FYEO

At FYEO, we are pioneers in blockchain security, dedicated to shaping the future of password management. Our flagship product, KryptPass, empowers users with the ultimate self-custody solution, ensuring unparalleled security and simplicity. As leaders in Web3 security, we leverage our expertise to provide a seamless and secure password management experience. Trust FYEO to safeguard your digital assets with the highest standards in the industry.

Deal Terms

Project Deal Type	**Equity**
Investing Type	**Fixed**
Investing Goal	**$750,000.00 USD**
Current Reservations	**$0.00 USD**

standards in the industry

Highlights

1. 2 Provisional Patents Developed
2. Most comprehensive database of leaked passwords and credentials on the planet - 26 billion of them and counting.
3. KryptPass-generated passkeys (your passwords) store zero personal data anywhere, ensuring that your data can never be compromised
4. Over 14,000 social media followers
5. Validator for Xahau Network
6. Performed over 250 security audits

Current Reservations	$0.00 USD
Minimum Investment	$500.00 USD
Maximum Investment	$750,000.00 USD
Pre-Money Evaluation	$10,000,000.00 USD
Price Per Share	$10.00 USD
Available Shares	75000
Open Date	06-10-2024
Closing Date	09-30-2024
Project Stage	Seed
Investing Round	Reg CF

Basic Company Information

Website	https://www.fyeo.io
Company Name	FYEO
Contact Email	hello@gofyeo.com
Address	Lakewood, CO 80214, United States
Year Founded	2021
Company Category	Private
Company Industry	Blockchain & Web3

Approximate Total Funding to Date	**$1,590,000.00 USD**
Approximate Total Revenue to Date	**$9,504,243.00 USD**

Project Story

FYEO was founded by a team of seasoned entrepreneurs and technical experts who had already made their mark with multiple successful startups and exits. With over 20 years of cybersecurity experience in both public and private sectors, the technical founders brought a deep understanding of cryptography and complex security auditing to the table. Since inception, FYEO has established itself as a premier auditor in the web3/blockchain space, completing over 250 security audits. But FYEO knew auditing was not enough. There was still critical problem in online security: the inadequacy of digital identity protection due to poor password management.

Recognizing that existing password managers were centralized and prone to exploitation, FYEO created Kryptpass, a decentralized, self-custody password manager with no centralized servers at risk of attack. Kryptpass embodies the belief that online security is a fundamental right, akin to internet access, and thus, it is free to use. By being platform-agnostic, Kryptpass ensures that no controlling entity, such as Apple or Google, holds the keys to an individual's online identity, upholding a core tenet of Web3.

We are raising this round to support the growth & continued development of the first self-custody password manager, providing security to all.

Additional Links

Website | Twitter / X

Leadership



Tammy Kahn

CEO

As Co-CEO of FYEO, Tammy leads sales and business development efforts which resulted in 2022 revenues exceeding $5.8M. In addition, Tammy has been instrumental in securing partnerships with a number of blockchain foundations as well as global security providers. Prior to FYEO, Tammy was the Vice President of Market Development & Agency Relations at G2 Crowd, a B2B marketing platform backed at the time by $45 million of venture capital. She is formerly the Founder & CEO of MarketMeSuite, one of the first social media marketing management platforms. Tammy founded MarketMeSuite in 2009 and closed $5.5 million of investment capital while building a user base of 90,000 businesses. Her company was acquired in 2014 by Vivial to integrate with their local online marketing software platform. Tammy has consulted on projects in Artificial Intelligence, Big Data, Micro-Finance, Small Business Solutions, and Adtech. Tammy also recently led the team that launched CosmicXahau, the first NFT marketplace on the Xahau network.



Brian Gale

CEO

Brian has worked in product and marketing strategy roles for the last 17 years. As the Co-CEO of FYEO, he leads the development of FYEO's full suite of products and services. With two decades of experience in product development, branding, strategy, digital marketing, he has successfully contributed to the launch and growth of startups across 15 countries. Starting off his career working for agencies such as Saatchi & Saatchi, he then ran an in-house creative agency at publicly traded publishing firm, Future US – ideating and producing integrated marketing campaigns for clients such as Google, UBISOFT, Hyundai, NVIDIA, Bethesda and dozens more in the video game, music and tech industry. Following his tenure at Future, he led the marketing departments at other high-growth startups around the globe focused on AR/VR, Video Games, Adtech, 3D-printing and Blockchain. Brian holds an MBA in Innovation and Entrepreneurship from ESADE in Barcelona, Spain and is the former Head of Growth for the Stellar Organization.



Thomas Olofsson

CTO

Thomas is a multifaceted professional, having served in the capacities of both Chief Technology Officer and Chief Security Officer. He is adept in the development and consultancy of security products and services and provides technical security and risk management advice to large corporations. Thomas is the visionary behind sec-t.org, the most distinguished security conference in the Nordic region. Holding Senior Specialist positions in Cybercrime and Information